

Tyler Tringas · 2nd

General Partner at Earnest Capital

New York, New York, United States · **Contact info**

500+ connections

3 **mutual connections:** Jonny Price, Jay Hastings, and 1 other

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Earnest Capital

**University of Florida -
Warrington College of...**

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Building a Small, Profitable SaaS Business.
Tyler Tringas

What's Micro-SaaS? It is a software as a service
business owned and operated by one person or a...

Personal Blog
Tyler Tringas

Experience

General Partner
Earnest Capital
Aug 2018 – Present · 2 yrs 11 mos

Early-stage funding for bootstrappers: earnestcapital.com - Connect on Twitter as I don't
check LinkedIn messages. https://twitter.com/tylertringas

CEO
Maptia
Mar 2018 – Present · 3 yrs 4 mos
Remote

Chief Operating Officer
SeaLegacy
Nov 2017 – Aug 2018 · 10 mos
Vancouver Island (remote)

SeaLegacy is an ocean conservation non-profit. Lead the strategy and product deployment of
a recurring revenue donation platform (The Tide).

Founder, Lead Developer

Storemapper.co

Jul 2012 – Jul 2017 · 5 yrs 1 mo

Greater New York City Area

Bootstrapped, founded and developed a B2B SaaS business. Exited in 2017 to private equity.

Full-stack Shopify Developer

Web Developer

Jun 2011 – Jun 2015 · 4 yrs 1 mo

Greater New York City Area

Front-end developer specializing in Javascript, jQuery, visualizations in D3.js. Experienced in Ruby on Rails, PHP (Wordpress) and Liquid (Shopify).

I do freelance Shopify e-commerce development for small/local businesses that I t ...see more

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Education



University of Florida - Warrington College of Business

BS, Economics

2004 – 2008

Activities and Societies: Student Investment Club Fencing Squad

Study Abroad:

Pontifica Universidade Catolica, Rio de Janeiro, 2007
Functional Portuguese and Brasilian Business

Huron University, London, 2007
Wind Insight intern with New Energy Finance



